Tenaris S.A. 29, Avenue de la Porte-Neuve L — 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

September 23, 2011

Ms. Pamela Long,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 30, 2011

File No. 001-31518

Dear Ms. Long:

Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 9, 2011, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).

1.	We note that your segment-by-segment discussion does not appear to fully discuss the factors that led to the changes in various line items from period-to-period, and does not always quantify these factors when they are provided. For example, you note that within your Tubes segment there was lower demand in certain geographic regions, such as in Mexico, Europe and the Middle East and Africa. However, the reasons for such decreases in demand, and the affect of such decreases on overall segment performance, are unclear. Similarly, when discussing the 57% decrease in net sales for your Projects segment, you note that there was a sharp decrease in shipments to gas and other pipeline projects in South America. However the reasons for such decrease, and the amount contributed to the overall decrease in net sales within this segment, is unclear. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. See Item 5.A.1. of Form 20-F and SEC Release No. 33-8350.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will identify the factors leading to the changes in its line items from period-to-period, and will quantify these factors where possible.

2.	We note your statements on page 51 that variations in exchange rates between your subsidiaries’ functional currencies and the U.S. dollar, including the revaluation of the Brazilian real against the U.S. dollar, have affected your financial results. In future filings, please provide a more detailed discussion of the impact of any material foreign currency fluctuations on your financial results, including how it impacts your net sales and gross margins. See Item 5.A.3. of Form 20-F.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will provide a more detailed discussion of the impact of any material foreign currency fluctuations on its financial results, including any material impact on net sales and gross margins.

3.	We note that you have provided disclosure pursuant to Item 16F of Form 20-F and that your auditor has filed, as Exhibit 15.2, its consent that it agrees with the statements made by you under Item 16F. The current disclosure suggests that a change in your independent auditor occurred in connection with your recent corporate reorganization, however the circumstances surrounding such change are unclear. With a view toward future disclosure, please supplementally provide us with draft disclosure providing all of the information required by Item 16F, such as whether your former accountant resigned, declined to stand for re-election, or was dismissed, and the date thereof, to the extent applicable.

R:	In response to the Staff’s comment, the Company supplementally advises the Staff that, following its recent corporate reorganization, the Company’s central financial reporting and bookkeeping functions were relocated to Luxembourg. As a result, the Company, Price Waterhouse & Co S.R.L. (PWC’s Argentine member firm), or PWC Argentina, and PricewaterhouseCoopers S.à r.l. (PWC’s Luxembourg member firm), or PWC Luxembourg, agreed that, upon the expiration of the engagement of PWC Argentina for the year ended December 31, 2010, PWC Argentina would cease to act as the Company’s principal auditor and, subject to approval by the Company’s shareholders, PWC Luxembourg would take over that role. PWC Luxembourg was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2011 at the ordinary general shareholders’ meeting held on June 1, 2011. PWC Argentina continues to participate in the audit process of the Company and its Argentine subsidiaries.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler

Ricardo Soler

Chief Financial Officer

cc:	Erin Jaskot Dieter King (Securities and Exchange Commission)

Diego Niebuhr (PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise (Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo (Sullivan & Cromwell LLP)

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